[Skadden, Arps, Slate, Meagher & Flom LLP Letterhead]

April 13, 2012

BY HAND AND EDGAR

John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Tumi Holdings, Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed April 9, 2012 File No. 333-178466

Dear Mr. Reynolds:

On behalf of Tumi Holdings, Inc. (the “Company”), enclosed please find a copy of Amendment No. 6 (the “Amendment”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 5 to the Registration Statement filed with the Commission on April 9, 2012.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of April 12, 2012 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

John Reynolds

Securities and Exchange Commission

April 13, 2012

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Subsequent Split, page 44

1.	We note your disclosure within this section that at an assumed offering price of $17.00 the subsequent split on 51,340,316 shares would result in existing stockholders holding an additional 1,032,897 shares. This appears inconsistent with your disclosure on page 98 which states that there will be 50,619,919 shares outstanding prior to the offering. Based on your hypothetical subsequent split for a price of $17.00 per share, this would increase the amount of shares outstanding (i.e. owned by existing stockholders) by roughly 1,014,524 shares. Please explain to us why these numbers are inconsistent.

The disclosure on page 44 has been revised in response to the Staff’s comment.

Exhibits

2.	We reissue prior comment 5 as it relates to the indemnification agreements. We are unable to locate the schedule that identifies the information omitted pursuant to Instruction 2 to Item 601, i.e. the parties to the indemnification agreement. Consider filing the signatures for the parties in that schedule.

Exhibit 10.11 has been revised in response to the Staff's comment to include a schedule setting forth the persons who will enter into indemnification agreements as indemnitees.

3.	We note that the legality opinion only reflects the allocation of shares to be issued at the mid-point of the range and does not reflect the maximum amounts that could be sold by both the company and selling shareholders based upon the change in price. Please revise your legality opinion accordingly. In addition, please include the schedules A to each legality opinion.

Exhibits 5.1 and 5.2 have been revised in response to the Staff’s comment.

John Reynolds

Securities and Exchange Commission

April 13, 2012

* * * * *

Please telephone the undersigned at (212) 735-2573 if you have any questions or require any additional information.

Very truly yours,

/s/ Dwight S. Yoo

Dwight S. Yoo

cc:	Adam F. Turk, Securities and Exchange Commission

Dietrich King, Securities and Exchange Commission

Craig Arakawa, Securities and Exchange Commission

Melissa Rocha, Securities and Exchange Commission

Jerome Griffith, Tumi Holdings, Inc.

David J. Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP

LizabethAnn R. Eisen, Cravath, Swaine & Moore LLP